Exhibit 99.6

James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128

28 February 2014

The Manager

Company Announcements Office

Australian Securities Exchange Limited

20 Bridge Street

SYDNEY NSW 2000

Appointment of Company Secretary

James Hardie Industries plc is pleased to announce the appointment of Natasha Mercer as Company Secretary effective 27 February 2014.

Yours faithfully

/s/ Sean O’Sullivan

Sean O’Sullivan
Vice President
Investor and Media Relations

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at

Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.

Directors: Michael Hammes (Chairman, USA), Brian Anderson (USA), David Harrison (USA),

Alison Littley (United Kingdom) , Donald McGauchie (Australia), James Osborne, Rudy van der Meer (Netherlands),

Chief Executive Officer and Director: Louis Gries (USA)

Company number: 485719